Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 1 to this Registration Statement on Form S-3 of The Wet Seal, Inc. of our report dated March 17, 2004 (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the Company’s plan to discontinue its Zutopia division and reporting the Zutopia business as discontinued operations for all periods presented and the adoption of Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets”) appearing in the Annual Report on Form 10-K of The Wet Seal, Inc. for the year ended January 31, 2004 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/    DELOITTE & TOUCHE LLP

Costa Mesa, California

August 24, 2004